Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                                   No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                                   No         X

ULTRAPAR HOLDINGS INC.

ITEM
1.	Minutes of the Meeting of the Board of Directors
2.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (06/2018)

Date, Time and Location:

June 20, 2018, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nº 1343, 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors, herein signed; and (ii) Mr. Paulo Guilherme Aguiar Cunha, as Chairman Emeritus of the Board of Directors.

Agenda and decisions:

1.	The members of the Board of Directors discussed the current economic context and the impacts on Ultrapar’s businesses results.

2.	The members of the Board of Directors were updated on the evolution of the Company’s integrated risk matrix, its priorities and action plans.

3.	The Board of Directors approved the proposals of the Corporate Insurance Policy and the Corporate Risk Management Policy submitted by Company’s Executive Board.

4.	The members of the Board of Directors also approved the new text of the Internal Bylaws of the Board of Directors, reflecting, among other adjustments, the creation of the position of Chairman Emeritus approved at the Meeting of the Board of Directors held on May 2, 2018.

5.	At last, in the context of a succession plan for the Company’s business and in order to guarantee the continuous renewal of its leaders in a structured and planned manner, the Company was informed, on this date, of the decision of Mr. Pedro Jorge Filho to leave, on December 31, 2018, the positions of Executive Officer of the Company and Chief Executive Officer of Cia. Ultragaz S.A. (“Ultragaz”). Mr. Pedro Jorge Filho has been an executive of the Company for more than 40 years and has held a number of positions and functions in several subsidiaries of Ultrapar, primarily at Ultragaz, where he held the position of Chief Executive Officer for approximately 13 years.

The members of the Board of Directors expressed their votes of gratefulness to Mr. Pedro Jorge Filho for his dedication and trajectory as an executive of Ultra throughout all these years.

Subsequently, the members of the Board elected Mr. Tabajara Bertelli Costa, Brazilian, married, engineer, with identity bearer nº 17.304.700-2—SSP/SP and enrolled in CPF/MF under the nº 127.682.738-56, with commercial address at Avenida Brigadeiro Luís Antônio, 1343, 9th floor, in the city and State of São Paulo, to take the office as executive officer of the Company. The term of office of Mr. Tabajara Bertelli Costa will begin on January 1, 2019, after a transition period of six months, when he will sign the deed of investiture, until the remaining period of the other Officers of the Company in exercise.

Mr. Tabajara Bertelli Costa, previously consulted, informed that (a) is not incurred in any offense that prevents him to carrying out the duties to the position of which he was appointed; (b) does not have positions in companies that may be considered competitors with the Company; and (c) has no conflict of interest with the Company, in accordance to the article 147 of the Law nº 6,404/76.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on June 20, 2018)

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present, and by the member of the Fiscal Council.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

São Paulo, June 21, 2018 – Ultrapar Participações S.A. (“Ultrapar” or “Company”) announces that, in the context of a succession plan for the Company’s businesses and in order to guarantee the continuous renovation of its leaders in a structured and planned manner, initiated the transition process in Cia. Ultragaz S.A. (“Ultragaz”), which will become effective from December 31, 2018. Accordingly, the Board of Directors approved, on this date, the succession of Mr. Pedro Jorge Filho to the positions of Executive Officer of the Company and Chief Executive Officer of Ultragaz.

Mr. Pedro Jorge Filho has been an executive of the Company for more than 40 years and has held a number of positions and functions in several subsidiaries of Ultrapar, primarily at Ultragaz, where he held the position of Chief Executive Officer for approximately 13 years. To succeed him, the Board elected Mr. Tabajara Bertelli Costa, who shall assume, after a transition period, the positions of Executive Officer of Ultrapar and Chief Executive Officer of Ultragaz, from January 1, 2019, for the remaining period of the other Officers of the Company in exercise.

Mr. Tabajara graduated in Industrial Engineering and holds a Master degree in Business Management, both from the University of São Paulo (USP), and a post-graduation in Finance at Fundação Getúlio Vargas (FGV). He initiated his career in Ultrapar in 1995 in the finance department and moved to Ultragaz in 2000, where he established a solid career, predominantly in the commercial areas. In 2015, Mr. Tabajara was transferred to Ipiranga, to join the recent developed department dedicated to the Large Consumers Market (B2B), and had the opportunity to develop and consolidate a differentiated strategy to its customers, returning to Ultragaz in 2017.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2018

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name:	Andre Pires de Oliveira Dias
Title:	Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors and Market Announcement)